CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

February 23, 2012

To the Investors Listed
On Schedule A hereto

Dear Investors:
Effective today, Amyris, Inc. (the “Company”) is selling shares of the Company's Common Stock pursuant to that certain Securities Purchase Agreement dated February 22, 2012 (the “SPA”) among the Company, the Investors and the other Purchasers named therein. In connection therewith, the Company and the Investors listed on Schedule A hereto (each, an “Investor,” and collectively, the “Investors”) are entering into this Letter Agreement.
The Company and the Investors agree to the following:
1.         Certain Definitions.  For purposes of this Letter Agreement (this “Letter Agreement”), the following terms shall have the following respective meanings:

(a)
“Acquisition” means:
(x) a merger or consolidation of the Company with a Third Party which results in the holders of the voting securities of the Company outstanding immediately prior thereto (other than the Third Party, its Affiliates and “associates” (as such term is used in the Securities Exchange Act of 1934, as amended)) ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity (or, if applicable, its parent company) immediately after such merger or consolidation;
(y) the sale or exclusive license to a Third Party of all or substantially all of the assets of the Company; or
(z) a Third Party, together with any of the Third Party's Affiliates or “associates” (as such term is used in the Securities Exchange Act of 1934, as amended), becoming the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of the Company or by contract or otherwise having the right to control the board of directors of the Company or the ability to cause the direction of management of the Company.

(b)
“Affiliate” means, with respect to a Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (i) the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise, or (ii) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a Person.

(c)	“Board” means the Company's Board of Directors.

(d)
“Milestone” means the date upon which the fermentation plant owned and operated by Paraíso Bioenergia S.A in Brotas, Sao Paulo State in Brazil, is fully operational for production purposes with:  (i) total PP&E (plant, property and equipment) as defined under U.S. GAAP of R$[*] in Brazil; and (ii) a Production Cash Cost (as defined below) of not higher than US$[*] per liter, in each case as attested to and declared by the Company.

(e)
“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

(f)
“Production Cash Cost” means cost per liter of raw farnesene produced at such fermentation plant, excluding depreciation and fixed plant overhead and operating expenses associated with initial production startup and assuming sugar feedstock at US$[*] per pound where such Production Cash Costs, excluding sugar feedstock, are calculated on the basis of a Brazilian Reals-to-United States Dollars foreign exchange rate of 1.8.

(g)
“Subsidiary”, as used in Section 3 means a corporation or other entity of which the Company owns, directly or indirectly, a majority of the outstanding voting power for the election of directors, or other similar managers, of such corporation or other entity.

(h)	“Third Party” means any person other than the Company, the Investors and any Investor's Affiliates.

2.        Board of Directors - Investor Designee. Until such time as an Acquisition is consummated, the Company shall use its reasonable efforts, to the extent consistent with the fiduciary duties of the Board, to cause one designee of each of Maxwell (Mauritius) Pte Ltd (“Maxwell”), Naxyris S.A. (“Naxos”) and Biolding Investment SA (“Biolding”) (each such Board designee, a “Designee”), to be appointed to the Board at a meeting of the Board or nominated or re-nominated for election at each annual meeting at which such designee is up for election or re-election, as the case may be; provided that (i) this right of Maxwell shall expire at such time as Maxwell (together with its Affiliates) holds less than 2,595,155 shares of the Company's Common Stock (with such number to be subject to proportionate adjustment in the event of stock splits, combinations, dividends, recapitalizations, and the like occurring after the date hereof) (the “Maxwell Share Threshold”), (ii) this right of Naxos shall expire at such time as Naxos (together with its Affiliates) holds less than 1,730,103 shares of the Company's Common Stock (with such number to be subject to proportionate adjustment in the event of stock splits,

[*] Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

combinations, dividends, recapitalizations, and the like occurring after the date hereof) (the “Naxos Share Threshold”), and (iii) this right of Biolding shall expire at such time as Biolding (together with its Affiliates) holds less than 2,595,155 shares of the Company's Common Stock (with such number to be subject to proportionate adjustment in the event of stock splits, combinations, dividends, recapitalizations, and the like occurring after the date hereof) (the “Biolding Share Threshold”). Without limiting the foregoing, the Company shall appoint each Designee to the Board not later than the later of (x) March 15, 2012, in the case of Biolding, or June 15, 2012, in the case of Maxwell, or (y) fifteen (15) days following the applicable Investor's identification of such Designee to the Company and the provision of such information regarding the Designee as the Company shall reasonably request to complete any filings or public statements as are required by law or The NASDAQ Stock Market in connection with such appointment. Carole Piwnica is the current Designee of Naxos and HH Sheikh Abdallah bin Khalifa Al Thani is the current Designee of Biolding.
3.        Follow-On Investment.
(a)    Following completion of the Milestone by the Company and subject to a written notice with evidence of completion of the Milestone as described below delivered by the Company to Biolding or its designated representatives by the Company at least thirty (30) days before March 31, 2013 (or such later date as may be agreed upon from time to time by Biolding and the Company) confirming the Company's intention to complete the “Follow-On Investment” (as defined below) and subject to Biolding's verification to its reasonable satisfaction that the Milestone has been achieved, Biolding agrees to purchase $15,000,000 worth of additional shares of the Company's Common Stock in the Follow-On Investment. The Company shall provide to Biolding at the time of the written notice of the completion of the Milestone written evidence of the completion of the Milestone and Biolding shall have the right to examine and verify such evidence, including with input from outside advisors who are approved by the Company which approval shall not be unreasonably withheld and who agree to be bound by the confidentiality obligations contained in Section 12 hereof. If Biolding is not in agreement with the completion of the Milestone, Biolding shall not be obligated to purchase such additional shares of the Company's Common Stock in the Follow-On Investment. In such a case, Biolding and the Company can mutually decide to extend the date of completion of the Milestone.
(b)    The “Follow-On Investment” means an offering by the Company of its Common Stock at market value (as defined in the applicable rules of The NASDAQ Stock Market) pursuant to a stock purchase agreement with substantially the same terms as those of the SPA. If the Company initiates the Follow-On Investment as described above, Biolding agrees to cooperate with the Company in all reasonable respects and use all reasonable efforts to complete the Follow-On Investment on or before April 30, 2013 or on or before such later date as may be agreed upon from time to time by Biolding and the Company. Biolding's obligations under this Section 3 are contingent upon the Company's reasonable cooperation to complete the Follow-On Investment following its initiation by the Company.
4.    Right of JV Investment.    (a) Until such time as an Acquisition is consummated, the Company hereby agrees to provide each of the Investors the “Right of JV Investment” (as defined below). The “Right of JV Investment” means that the Company will use all reasonable efforts to provide the Investors with a right to invest in any existing or future joint venture established by the Company with respect to commercialization, distribution or sale of products produced using the Company's technology (each, a “Joint Venture”) before the

Company initiates discussions with any other investors (aside from the Company and its joint venture partner(s) that are strategic partners that will support the joint venture in an operational capacity as a result of its (their) reputation, experience and know-how in the market related to the Joint Venture, and not just in a financial capacity) (such other investors, “Third Party Investors”) regarding such an investment as set forth below in this Section 4; provided that this Right of JV Investment shall expire: (i) with respect to Maxwell, at such time as Maxwell (together with its Affiliates) holds less than the Maxwell Share Threshold, (ii) with respect to Naxos, at such time as Naxos (together with its Affiliates) holds less than the Naxos Share Threshold, (iii) with respect to Biolding, at such time as Biolding (together with its Affiliates) holds less than the Biolding Share Threshold, and (iv) with respect to Sualk Capital Ltd (“Sualk”), at such time as Sualk (together with its Affiliates) holds less than 86,505 shares of the Company's Common Stock (with such number to be subject to proportionate adjustment in the event of stock splits, combinations, dividends, recapitalizations, and the like occurring after the date hereof) (the “Sualk Share Threshold”).
(b) With respect to Right of JV Investment, the Company will notify the Investors in writing at least fifteen (15) days prior to pursuing any Third Party Investors to invest in a Joint Venture, with such notification to include the amount of the investment and the material proposed terms of such investment, including the proposed closing date (offers to any Third Party Investors shall be upon terms no more favorable to the offeree than those specified in writing to the Investors). Each Investor will, within thirty (30) days after receipt of such notice, deliver a written “Indication of Interest” to the Company, notifying the Company whether or not the Investor wishes to participate in the proposed investment on the proposed terms and at what level of investment. If the Investor does not deliver the Indication of Interest within such thirty (30) day period, the Right of First Investment applicable to such Investor with respect to such Joint Venture shall terminate and be of no further force or effect. The Company shall promptly, in writing, inform each Investor that elects to invest in the joint venture of the Indications of Interest received by the Company. Based on such notice, the Investors will agree among themselves what proportion of the investment in the Joint Venture each of such Investors will contribute. Following such determination, the Company will use all reasonable efforts to conclude negotiations in good faith with respect to such investment within the time frame indicated. If Company, its joint venture partner(s) (including any Third Party Investors), as applicable, and the Investor(s) (collectively, the “JV Parties”) fail to conclude negotiations with respect to such investment within sixty (60) days following the date the Company receives completed Indications of Interest from all the Investors, the Right of JV Investment shall terminate with respect to such Joint Venture and be of no further force or effect. For the avoidance of doubt, (x) after fifteen (15) days from the date the Company delivers to the Investors a written notice regarding a Joint Venture, the Company shall be permitted to pursue any Third Party Investors to invest in such Joint Venture, (y) this Letter Agreement does not create a binding obligation on any of the Company's joint venture partner(s) (including any Third Party Investors), as applicable, to enter into an agreement with the Investors regarding an investment pursuant to their Right of JV Investment, and (z) without implying that this Letter Agreement creates a right of any Investor to acquire that portion of any joint venture that has been allocated to a joint venture partner of the Company pursuant to an agreement between the Company and such partner, it is expressly agreed that this Letter Agreement does not give any Investor any right to invest in that portion of the “JV Company” as defined in that certain First Amendment to the Technology, License, Development, Research and Collaboration Agreement

entered Into as of November 23, 2011 by and between the Company and Total Gas & Power USA SAS (“Total”) as has been agreed between the Company and the Total will be allocated to Total.
5.        Right of First Investment.      (a) Until such time as an Acquisition is consummated, the Company hereby agrees to provide each of the Investors the “Right of First Investment” (as defined below). The “Right of First Investment” means that the Company will use all reasonable efforts to provide the Investors with (i) a right to participate in future sales by the Company in a capital raising transaction for cash (other than the Follow-On Investment and a private placement of promissory note(s) convertible into shares of Common Stock of the Company with a principal amount of up to $30,000,000 to be completed on or prior to February 29, 2012) of any debt securities or shares of, or securities convertible into or exchangeable or exercisable for any shares of, any class or series of its capital stock (“Securities”) that are offered pursuant to an exemption from or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended; and (ii) a right to participate in future sales of any Securities of any existing or future subsidiary of the Company by the Company or any subsidiary of the Company; provided that this Right of First Investment shall expire: (w) with respect to Maxwell, at such time as Maxwell (together with its Affiliates) holds less than the Maxwell Share Threshold, (x) with respect to Naxos, at such time as Naxos (together with its Affiliates) holds less than the Naxos Share Threshold, (y) with respect to Biolding, at such time as Biolding (together with its Affiliates) holds less than the Biolding Share Threshold, and (z) with respect to Sualk, at such time as Sualk (together with its Affiliates) holds less than the Sualk Share Threshold.
(b) With respect to investments set forth in 5(a)(i) and (ii) above, the Company, on behalf of itself or its applicable subsidiary, will notify the Investors in writing (the “Notice”) stating (i) its bona fide intention to offer such Securities, (ii) the number of such Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Securities.
(c) Within thirty (30) business days after giving of the Notice, each Investor may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to that portion of such Securities that equals the proportion that the number of shares of Common Stock of the Company held by such Investor bears to the total number of shares of Common Stock of the Company then outstanding. The Company shall promptly, in writing, inform each Investor that elects to purchase all the Securities available to it (“Fully Exercising Investor”) of any other Investor's failure to do likewise. During the five (5) business day period commencing after such information is given, each Fully Exercising Investor shall be entitled to elect to purchase up to that portion of the Securities offered hereunder to, and not subscribed for by, the Investors that is equal to the proportion that the number of shares of Common Stock of the Company issued and held by such Fully Exercising Investor bears to the total number of shares of Common Stock of the Company issued and held by all Fully Exercising Investors who wish to purchase some of the unsubscribed Securities.
(d) The Company may, during the seventy-five (75) day period following the expiration of the period provided in paragraph 5(c) hereof, offer the remaining unsubscribed portion of such Securities to any person or persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Notice. If the Company does not consummate the sale of the Securities, or enter into a definitive agreement for the sale of Securities, within such period, or if the Company enters into such a definite agreement and such agreement is not consummated within seventy-five (75) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Securities shall not be offered unless first reoffered to the Investors in accordance herewith.
6.        Other Shareholder Arrangements. The Company has delivered to the Investors copies of all shareholders agreements, side letters and other arrangements to which it is a party or intends to enter into with any of its shareholders.
7.        Expenses. The Company will pay (or reimburse Maxwell or its Affiliates) for the legal fees and expenses of Skadden, Arps, Slate, Meagher & Flom LLP incurred in connection with its role as counsel to Maxwell in the transactions contemplated by the SPA and this Letter Agreement up to a maximum of $90,000.
8. Amendment and Waiver.      No amendment, modification, termination or cancellation of this Letter Agreement shall be effective unless it is in writing signed by the Company and each of the Investors party hereto. No waiver of any of the provisions of this Letter Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.
9.        Entire Agreement.    This Letter Agreement sets forth the entire understanding between the parties hereto relating to the subject matter hereof and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the Company and the Investors.
10.        Assignment.    This Letter Agreement may not be transferred or assigned (whether by operation of law or otherwise) by either party without the prior written consent of the other party. Notwithstanding the foregoing, each Investor shall be permitted to assign the Right of First Investment to an Affiliate of such Investor.
11.        Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial messenger or courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) or when sent by facsimile transmission or email to the facsimile number or email address specified below (or such other facsimile number or email as shall be specified by like notice), upon machine or electronic confirmation of receipt:

(a)	if to the Company, to: Amyris, Inc. 5885 Hollis Street, Suite 100 Emeryville, CA 94608 Attention: [*] Facsimile: [*] Email: [*]
(b)	if to Maxwell, to: Maxwell (Mauritius) Pte Ltd

[*] Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Les Cascades, Edith Cavell Street Port Louis, Mauritius Attention: [*] Facsimile: [*] With a Copy To: 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891
(c)
if to Naxos, to:

Naxyris S.A.
40, Boulevard Joseph II
L-1840 Luxembourg
Attention: [*]
Facsimile: [*]
Email: [*]

Copy to: Jeffer Mangels Butler & Mitchell, LLP (which shall not constitute notice hereunder)
1900 Avenue of the Stars, 7th Floor
Los Angeles, California 90067
Attention: [*]
Facsimile: [*]
Email: [*]

(d)
if to Biolding, to:

Biolding Investment SA
11A  boulevard Prince Henri
L 1724 Luxembourg.
Attention: [*]
Facsimile: [*]
Email: [*]

Copy to: Artus Wise Partners

154, Boulevard Haussmann
Batiment B, 4ème étage
75008 Paris-France
Attention: [*]
Facsimile: [*]
Email: [*]

[*] Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

(e)	if to Sualk, to: Sualk Ltd. Fundo Pitanga Rua Pedroso de Morais 1619 conj. 804 05419-001 São Paulo SP Brasil Attention: [*] Email: [*]
12    Dispute Resolution.
12.1    Escalation. Prior to commencing any arbitration in connection with any dispute, controversy or claim arising out of relating to this Letter Agreement or the breach, termination or validity thereof (“Dispute”), the parties shall first engage in the procedures set forth in this Section 12.1. Such Dispute shall first be referred by written notice of the Dispute (the “Dispute Notice”) from any party to its executive officers and to the executive officers of each party that the party sending the Dispute Notice has the Dispute with (the “Executive Officers”) and the Executive Officers shall attempt to resolve such Dispute within ten (10) days after a party sent the Dispute Notice to the Executive Officers by meeting (either in person or by video teleconference, unless otherwise mutually agreed) at a mutually acceptable time, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the Dispute. If the Dispute has not been resolved within thirty (30) days after the Dispute Notice has been sent by a party to its Executive Officers and to the Executive Officers of the other party or parties, then either the party that has sent the Dispute Notice, or the party or parties that have received the Dispute Notice may, by written notice to the other party or parties, elect to submit the Dispute to arbitration pursuant to Section 12.2. If a party's Executive Officer intends to be accompanied at a meeting by an attorney, the Executive Officers of the other party shall be given at least seventy-two (72) hours' notice of such intention and may also be accompanied by an attorney. All negotiations conducted pursuant to this Section 12.1, and all documents and information exchanged by the parties in furtherance of such negotiations, (i) are the Confidential Information (as defined in Section 14) of the parties, and (ii) shall be inadmissible in any arbitration conducted pursuant to this Section 12 or other proceeding with respect to a Dispute.
9.2    Arbitration.
(a)       All Disputes arising out of, relating to or in connection with this Letter Agreement, which have not been resolved pursuant to Section 12.1, shall be submitted to mandatory, final and binding arbitration before an arbitral tribunal pursuant to the Rules of Arbitration of the International Court of Arbitration of the International Chamber of Commerce

[*] Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

(the “ICC Rules”), in effect at the time of filing of the request for arbitration, as modified hereby. The International Court of Arbitration of the International Chamber of Commerce (the “ICC Court”) shall administer the arbitration.
(b)      There shall be three (3) arbitrators. If there are two parties to the arbitration, then one arbitrator shall be nominated by the initiating claimant party in the request for arbitration, the second nominated by the respondent party within thirty (30) days of receipt of the request for arbitration, and the third (who shall act as chairperson of the arbitral tribunal) nominated by the two (2) party-appointed arbitrators within thirty (30) days of the selection of the second arbitrator. In the event that either party fails to nominate an arbitrator, or if the two party-appointed arbitrators are unable or fail to agree upon the third arbitrator, within the time periods specified herein, the ICC Court shall appoint the remaining arbitrator(s) required to comprise the arbitral tribunal. If there are more than two parties to the arbitration, the claimant(s) shall jointly nominate one arbitrator and the respondent(s) shall jointly nominate one arbitrator, within thirty (30) days of receipt by respondent(s) of a copy of the request for arbitration. For avoidance of doubt, where there are two or more claimant(s), none of the claimants has to nominate an arbitrator in their request for arbitration. The third arbitrator (who shall act as chairperson of the arbitral tribunal) shall be nominated by the two (2) party-appointed arbitrators within thirty (30) days of the nomination of the second arbitrator. If either the claimant(s) or the respondent(s) fail to timely nominate an arbitrator, or if the two party-appointed arbitrators are unable or fail to agree upon the third arbitrator, within the time periods specified herein, then on the request of any party, the ICC Court shall appoint the remaining arbitrator(s) required to comprise the arbitral tribunal. The claimant in the arbitration shall provide a copy of the request for arbitration to the respondent at the time such request is submitted to the Secretariat of the International Chamber of Commerce.
(c)      Each arbitrator chosen under this Section shall speak, read, and write English fluently and shall be either (i) a practicing lawyer who has specialized in business litigation with at least ten (10) years of experience in a law firm, (ii) an arbitrator experienced with commercial disputes, or (iii) a retired judge.
(d)      The place of arbitration shall be Paris, France. The language of the arbitral proceedings and of all submissions and written evidence and any award issued by the arbitral tribunal shall be English. Any party may, at its own expense, provide for translation of any documents submitted in the arbitration or translation or interpretation of any testimony taken at any hearing before the arbitral tribunal. For the avoidance of doubt, no party is under any obligation to provide for translation of any documents submitted in the arbitration or translation or interpretation of any testimony taken at any hearing before the arbitral tribunal.

(e)      The award shall be in writing, state the reasons for the award and be final and binding. The arbitral tribunal shall, subject to its discretion, endeavor to issue its award within four (4) months of the end of the hearing, or as soon as possible thereafter. It is expressly understood and agreed by the parties that the rulings and award of the arbitral tribunal shall be binding on the parties, their successors and permitted assigns. Judgment on the award rendered by the arbitral tribunal may be entered in any court having competent jurisdiction.
(f)      Each party shall bear its own costs and expenses and attorneys' fees, and the party that does not prevail in the arbitration proceeding, as determined by the arbitral tribunal, shall pay the arbitrator's fees and any administrative fees of arbitration. All proceedings and decisions of the tribunal shall be deemed Confidential Information of each of the Parties, and shall be subject to Section 14.
12.3    Interim Relief.
(a)       The arbitral tribunal shall have the power to grant any remedy or relief that it deems appropriate, whether provisional or final, including conservatory relief and injunctive relief, and any such measures ordered by the arbitral tribunal may, to the extent permitted by applicable law, be deemed to be a final award on the subject matter of the measures and shall be enforceable as such.
(b)      In addition to the remedies and relief available under Section 12.3(a) above and the ICC Rules, and subject to Section 12.2 above, each party expressly retains the right at any time to apply to any court of competent jurisdiction for interim, injunctive, provisional or conservatory relief, including pre-arbitral attachments or injunctions, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate.
(c)      For purposes of Section 12.3(b), each party hereby irrevocably and unconditionally consents and agrees that any action for interim, provisional and/or conservatory relief brought against it with respect to its obligations or liabilities under or arising out of or in connection with this Letter Agreement may be brought in the courts located in Paris, France or the state or federal courts located in the Borough of Manhattan, New York City, New York, and each party hereby irrevocably accepts and unconditionally submits to the non-exclusive jurisdiction of the aforesaid courts in personam, with respect to any such action for interim, provisional or conservatory relief. In any such action, each of the parties irrevocably waives, to the fullest extent they may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in the courts located in Paris, France or the state or federal courts located in the Borough of Manhattan, New York City, New York.

(d)      Each party hereby irrevocably consents and agrees that the service of any and all legal process, summons, notices and documents which may be served in any action arising under this Letter Agreement may be made by sending a copy thereof by express courier to the party to be served at the address set forth in the notice provision of this Letter Agreement, with such service to be effective upon receipt. Nothing in this Letter Agreement will affect the right of any party to this Letter Agreement to serve process in any other manner permitted by law.
(e) Each party hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding brought pursuant to this Section 12.

13.    Governing Law.    This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts entered into therein, without reference to principles of choice of law or conflicts of laws that might lead to the application of laws other than the laws of the State of Delaware.

14.    Confidentiality. Each of the Company and the Investors agree to use, and to use its reasonable best efforts to ensure that its authorized representatives use the same degree of care as such party uses to protect its own confidential information (but in no event less than reasonable care) to keep confidential the information provided to it pursuant to this Letter Agreement, and any other information furnished to it which the disclosing party identifies as being confidential or proprietary (so long as such information is not in the public domain) or, under the circumstances surrounding disclosure, such party knows or has reason to know should be treated as confidential (“Confidential Information”), unless otherwise required by law (provided that a party shall, to the extent permitted by law, promptly notify the other party of any required disclosure and take reasonable steps to minimize the extent of any such required disclosure); provided, however, that Confidential Information shall not include information, that (i) was in the public domain prior to the time it was furnished to such recipient, (ii) is at the time of the alleged breach (through no willful or improper action or inaction by such recipient) generally available to the public, (iii) was rightfully disclosed to such recipient by a third party without restriction or (iv) as of the time of the alleged breach, had been independently developed (as evidenced by written records) without any use of Confidential Information.

13.    Counterparts. This Letter Agreement may be executed in one or more counterparts, which shall together constitute one agreement.

Please indicate your agreement to the terms of this Letter Agreement by executing the acknowledgement and agreement below and returning a copy to the attention of Tamara Tompkins, our General Counsel.
[Remainder of Page Intentionally Left Blank]

                        Very truly yours,
AMYRIS, INC.

___________________________________
Name: John G. Melo
Title: President and Chief Executive Officer

Acknowledged and Agreed as
of the date first written above:
INVESTOR: ______________________

By:
Name:

[Signature Page to Letter Agreement]

Schedule A: Schedule of Investors
Maxwell (Mauritius) Pte Ltd
Naxyris SA
Biolding Investment SA
Sualk Capital Ltd

14